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16014896

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 67068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING 01/01/15 MM/DD/YY AND ENDING 12/31/15 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Parson Brown Ct.
(No. and Street)

Moraga, (City) CA (State) 94556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Deutz 925-388-0462
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other official completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA

On 2/25/2016 , before me Christina French , Notary Public, personally appeared Theodore J. Deutz. who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to t within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person or entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


CHRISTINA FRENCH
Commission # 2006979
Notary Public - California
Contra Costa County
My Comm. Expires Feb 10, 2017

Christina French

Notary Public

OATH OR AFFIRMATION

I, Theodore J. Deutz,, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, LLC, as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor an y partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

SEE ATIACHED FOR NOTARIZATION

TJD/2.7.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Lynx Capital, LLC

We have audited the accompanying statement of financial condition of Lynx Capital, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lynx Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 5, 2016

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 30,132
Prepaid expenses	278
Accounts receivable	6,961
Total assets	$ 37,371
Liabilities and Members' Equity	
Liabilities	
Accrued expenses	$ 590
Accrued commissions	2,510
Unearned revenue	17,120
Total liabilities	20,220
Members' Equity	
Retained earnings	17,151
Total members' equity	17,151
Total liabilities and members' equity	$ 37,371

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Fees	$213,960
Other income	14,402
Total Revenues	228,362
Operating Expenses	
Commission expense	149,951
Professional fees	27,224
Regulatory fees	8,787
E-mail service	1,694
Other operating expenses	15,471
Total Expenses	203,127
Net Income before taxes	25,235
Provision for income taxes	(800)
Net Income	$ 24,435

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

Balance, January 1, 2015	$ 9,716
Capital distribution	(17,000)
Net Income	24,435
Balance, December 31, 2015	$ 17,151

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 24,435
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in assets:	
Prepaid expenses	1,462
Accounts receivable	(6,961)
Increase (decrease) in liabilities:	
Accrued expenses	951
Commissions payable	(24,983)
Unearned revenue	17,120
Net cash provided by operating activities	12,024
Cash flow from financing activities	
Capital distribution	(17,000)
Net cash used in financing activities	(17,000)
Net decrease in cash	(4,976)
Cash at beginning of year	35,108
Cash at end of year	$ 30,132

Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income – Fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2015

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and does not pay rent or other related expenses.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2015, 100% of fee income was earned from four clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2015, the Company had net capital of $12,422 which was $7,422 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.63 to 1.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 5, 2016, the date the financial statements were issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Lynx Capital, LLC
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total member's equity	$ 17,151
Non allowable assets:	
Prepaid expenses	(278)
Accounts receivable	(4,451)
Net Capital	$ 12,422
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	$ 1,349
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Net Capital	$ 7,422
Excess net capital at 1000% (net capital less 10% of greater of aggregate indebtedness or 120% of net capital required)	$ 6,422
Computation of Aggregate Indebtedness	
Total liabilities	$ 20,220
Ratio of indebtedness to net capital	1.63

Reconciliation with Company's net capital computation
(Included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital as reported	35,037
Decrease in member's equity	(18,164)
Increase in nonallowable assets	(4,451)
Net capital per above computation	12,422

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member
Lynx Capital, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Lynx Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 5, 2016

Lynx Capital, LLC
55 Parson Brown Court
Moraga, CA 94556

Exemption Report

February 24, 2016

Ernst Wintter & Associates
675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ernst J. Wintter:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Lynx Capital, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,



Theodore J. Deutz
Principal

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015